UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number:

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KLA-Tencor 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KLA Tencor Corporation
160 Rio Robles
San Jose, CA 95134

KLA-Tencor 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the KLA-Tencor 401(k) Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KLA-TENCOR 401(k) PLAN

(Name of plan)

Date: December 19, 2005	By:	/s/ Stuart J Nichols

(Signature)
	Title:	Vice President, Legal Counsel

KLA-TENCOR CORPORATION ON BEHALF OF THE PLAN ADMINISTRATOR OF THE KLA-TENCOR 401(k) PLAN

KLA-Tencor 401(k) Plan
Financial Statements
June 30, 2005 and 2004

KLA-TENCOR 401(k) PLAN

Financial Statements and Supplemental Schedule
June 30, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
KLA-Tencor
401(k) Plan

We have audited the financial statements of the KLA-Tencor 401(k) Plan (the Plan) as of June 30, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

MOHLER, NIXON & WILLIAMS Accountancy Corporation
Campbell, California December 7, 2005

KLA-TENCOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,

	2005	2004

Assets:
Investments, at fair value	$409,595,705	$376,958,554
Participant loans	6,008,736	5,692,999

Assets held for investment purposes	415,604,441	382,651,553
Participants’ contributions receivable	1,473,032	348,274
Employer contribution receivable	22,246
Due from broker		42,758

Net assets available for benefits	$417,099,719	$383,042,585

See notes to financial statements.

KLA-TENCOR 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended June 30,

	2005	2004

Additions to net assets attributed to:
Investment income:
Dividends and interest	$8,710,878	$5,998,354
Net realized and unrealized appreciation in fair value of investments	14,445,840	50,168,250

	23,156,718	56,166,604

Contributions:
Participants’	31,419,067	25,137,601
Employer’s	3,242,934	2,848,513

	34,662,001	27,986,114

Total additions	57,818,719	84,152,718

Deductions from net assets attributed to:
Withdrawals and distributions	23,751,968	19,102,891
Administrative expenses	9,617	16,027

Total deductions	23,761,585	19,118,918

Net increase in net assets	34,057,134	65,033,800

Net assets available for benefits:
Beginning of year	383,042,585	318,008,785

End of year	$417,099,719	$383,042,585

See notes to financial statements.

KLA-TENCOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005 AND 2004

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the KLA-Tencor 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document and the Summary Plan Description for the Plan for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1982 by KLA-Tencor Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document.  The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code of 1986 (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On October 8, 2004, the Company acquired Candela Instruments.  Candela management terminated the Candela Instruments 401(k) Plan, prior to the acquisition.  The employees of Candela Instruments were immediately allowed to participate in the Plan.

Administration - The Company is the Administrator of the Plan.  The Company has appointed a Plan Committee (the Committee) to manage the day-to-day operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (Fidelity) to act as the Plan’s custodian and trustee.  Expenses incurred for administering the Plan are paid by the Plan, unless the Company elects to pay such expenses.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants.

The Plan’s investments in mutual funds, common stock and a common collective trust are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.  Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan is intended to be a qualified plan under Section 401(a) of the Code and related state statutes, and the trust, which is a part of the Plan, is intended to be exempt from tax under Section 501(a) of the Code.  The Plan has been amended since receiving a favorable determination letter dated January 15, 2004.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities, including Company common stock (currently capped at 25%, see Note 2 below), offered by the Plan.  Investment securities are exposed to various risks, such as interest rates, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments in Company common stock, a common collective trust and mutual funds are managed by Fidelity.  Purchases and sales of these funds are performed in the open market at fair value and qualify as party-in-interest transactions under ERISA regulations.  These transactions are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan permits participants to direct their investments to the KLA-Tencor Stock; such fund invests in the common stock of the Company.  The investment in the KLA-Tencor Stock is limited to 25% of a participant’s account.  Aggregate investment in Company stock was as follows at June 30:

	2005	2004

Number of shares	516,397	539,177
Fair value	$22,556,209	$26,624,568

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute up to 25% of their eligible pre-tax compensation to the Plan.  In addition, eligible participants can make catch-up contributions, up to the maximum allowed under current tax regulations.  Participants who elect to have the Company contribute a portion of their eligible compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  In 2005 and 2004, the Company contributed an amount equal to 50% of each eligible participant’s contribution, not to exceed $1,000 per participant per Plan year.

The Plan also allows for a discretionary profit sharing contribution each calendar quarter as determined by the Board of Directors.  To be eligible to share in the allocation of the discretionary profit sharing contributions for a calendar quarter, an employee must be employed by the Company on the first and last days of the applicable quarter.  The Company did not make any discretionary profit sharing contributions during the years ended June 30, 2005 and 2004.

Vesting - Participants are immediately vested in their contributions and the Company’s matching and discretionary profit sharing contributions, at all times.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any.  Allocation of the Company’s discretionary profit sharing contribution is based on eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount.  The Plan provides for automatic lump sum distribution, upon termination of employment, of account balances of $1,000 or less and for an automatic rollover to an IRA on account balances greater than $1,000 but not greater than $5,000.

Loans to participants - Participants may borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant’s balance, bear interest at the available market financing rates and must be repaid within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is fifteen years.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at June 30, 2005 carry interest rates ranging from 6% to 11.5%.

NOTE 4 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan’s net assets at June 30:

	2005	2004

Washington Mutual Investors Fund A	$56,744,011	$51,974,895
PIMCO Total Return Fund I	24,562,797	20,724,870
Fremont Institutional U.S. Micro Cap Fund	20,923,086	23,491,144
Growth Fund of America A	64,783,016	61,611,356
New Perspective Fund A	30,218,378	27,732,195
Income Fund of America A	34,702,061	27,374,583
Fidelity Diversified International Fund	33,783,743	26,564,619
Fidelity Mid Cap Stock Fund	26,854,105	24,579,206
Fidelity Managed Income II Portfolio	33,757,246	30,979,285
Fidelity Spartan U.S. Equity Index Fund	27,923,994	25,283,586
Fidelity Select Electronics Fund	20,731,896	23,705,139
KLA-Tencor Stock	22,556,209	26,624,568
Other funds individually less than 5% of net assets	18,063,899	12,006,107

Assets held for investment purposes	$415,604,441	$382,651,553

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended June 30:

	2005	2004

Mutual funds	$17,262,833	$47,994,608
Common stock	(2,816,993)	2,173,642

	$14,445,840	$50,168,250

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

KLA-TENCOR 401(k) PLAN	EIN: 04-2564110

PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JUNE 30, 2005

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	Fidelity Management Trust Company:
	Washington Mutual Investors Fund A	Mutual Fund	$56,744,011
	PIMCO Total Return Fund I	Mutual Fund	24,562,797
	Growth Fund of America A	Mutual Fund	64,783,016
	New Perspective Fund A	Mutual Fund	30,218,378
	Income Fund of America A	Mutual Fund	34,702,061
	Nations International Value Fund Inv. A	Mutual Fund	6,195,193
	Fremont Institutional U.S. Micro Cap Fund	Mutual Fund	20,923,086
	Sterling Small Cap Value Institutional Fund	Mutual Fund	5,859,970
*	Fidelity Diversified International Fund	Mutual Fund	33,783,743
*	Fidelity Mid Cap Stock Fund	Mutual Fund	26,854,105
*	Fidelity Managed Income II Portfolio	Common Collective Trust	33,757,246
*	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	27,923,994
*	Fidelity Select Electronics Fund	Mutual Fund	20,731,896
*	KLA-Tencor Stock	Common stock	22,556,209
*	Participant loans	Interest rates ranging from 6% to 11.5%	6,008,736

		Total	$415,604,441

* Party-in-interest